

Mail Stop 7010

October 1, 2008

By U.S. Mail and Facsimile

Mr. Curt Stafford
Chief Financial Officer
UTEC, Inc.
2420 Springer Drive, Suite 110
Norman, Oklahoma 73069

> **Re:** **UTEC, Inc.**
> **Form 10-12G Amendment No. 2**
> **Filed on: August 29, 2008**
> **File No.: 000-53241**
>
> **UTEC, Inc.**
> **Form 10-Q for the period ended June 30, 2008**
> **Filed on: August 28, 2008**
> **File No.: 000-53241**

Dear Mr. Stafford:

        We have provided this comment letter to clarify prior comment two from our letter dated September 19, 2008.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      The staff deems an acquired business to be a predecessor when the registrant succeeds to substantially all of the business or a separately identifiable line of business of an entity (or group of entities) and the registrant's own operations prior to the acquisition appear insignificant relative to the business acquired.  A predecessor entity or entities must present audited financial statements.  Since UTEC Corporation (Energetic Systems, Inc.) is considered the predecessor company of UTEC, Inc., it appears to us that you should provide audited financial statements of UTEC Corporation (Energetic Systems, Inc.).  We also note that the

interim period between the predecessor's most recent fiscal year-end and the date of the acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Please advise or revise your document. Also, see Rule 405 of Regulation C for guidance.

\* \* \*

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief